Exhibit 99.1

WHEATON PRECIOUS METALS ANNOUNCES THE ACQUISITION OF A PRECIOUS METALS STREAM FROM ADVENTUS MINING'S CURIPAMBA PROJECT

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VANCOUVER, BC, Jan. 17, 2022 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("Wheaton International") has entered into a definitive Precious Metal Purchase Agreement (the "PMPA") with Alliance Metals International, a subsidiary of Adventus Mining Corporation (collectively "Adventus") (TSX: ADZN) in respect to the Curipamba Project ("Curipamba" or the "Project") located in Ecuador. Curipamba is forecast to be a high-margin mine in the lowest half of the copper cost curve with a 10-year open-pit mine life and the potential to transition into an underground mine subsequent to the open pit1.

"Wheaton has had a successful long-term partnership with Adventus and welcomes the opportunity to support the development of a project the caliber of Curipamba. Forecasted to be a high quality, low-cost mine with significant exploration potential, Curipamba's profile aligns well with Wheaton's accretive growth strategy" said Randy Smallwood, Wheaton's President and Chief Executive Officer. "Adventus has a strong entrepreneurial reputation and shares Wheaton's vision that responsible mining should benefit all stakeholders, including support for the communities around the mines. We look forward to our continued partnership with Adventus and shared success in Curipamba."

TRANSACTION DETAILS
(All values in US$ unless otherwise noted)

•	Upfront Consideration: Wheaton International will pay Adventus total upfront cash consideration of $175.5 million (the "Deposit"), $13 million of which is available pre-construction (the "Early Deposit") and $500,000 of which will be paid to support certain local community development initiatives around Curipamba. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied.
•	Streamed Metal: Under the PMPA, Wheaton International will purchase: (i) 50% of the payable gold production referenced from Curipamba, dropping to 33% for the life of mine once 150,000 ounces of refined gold have been delivered; and (ii) 75% of the payable silver production referenced from Curipamba, dropping to 50% for the life of mine once 4.6 million ounces of refined silver have been delivered.
•	Production Profile[1]: Attributable production is forecast to average 17,000 oz of gold and 551,000 oz of silver per year for the first five years of production. Adventus anticipates construction activities to begin as early as late 2022, with commissioning and commencement of mine operations as early as 2024.
•	Production Payments: Wheaton International will make ongoing payments for the gold and silver ounces delivered equal to 18% of the spot prices ("Production Payment") until the value of gold and silver delivered less the Production Payment is equal to the Deposit, at which point the Production Payment will increase to 22% of the spot prices.
•	Incremental Reserves and Resources[2]: The addition of Curipamba will increase Wheaton's estimated Proven and Probable gold reserves by 0.26 Moz and silver reserves by 7.1 Moz, Measured and Indicated gold resources by 0.06 Moz and silver resources by 2.2 Moz, and Inferred gold resources by 0.02 Moz and silver resources by 0.7 Moz. In addition, Wheaton believes significant exploration potential exists within the large Curipamba property demonstrated by the recent discovery of the Agua Santa prospect which is approximately 4.5 km southwest of El Domo.
•	Community Investment Support: As part of the Deposit, Wheaton International has agreed to provide $500,000 to support local community development initiatives around Curipamba being advanced by Adventus. In addition, by entering into the PMPA, Adventus is eligible for additional community support through Wheaton's Partner CSR Program which provides financial support for its mining partners' economic, environmental and social initiatives within the communities that are directly influenced by the mines.
•	Other Considerations:
•	Curipamba will be subject to a 90-day completion test based on a set mine throughput level and designed production forecast.
•	Until the first drawdown of the Deposit after the Early Deposit, Adventus would have a one-time option to repurchase 33% of the stream (gold and silver) on a change of control of Adventus for an amount ensuring a fixed internal rate of return to Wheaton International.
•	Adventus and certain of its subsidiaries will provide Wheaton International with corporate guarantees and certain other security over their assets.
•	Wheaton also intends to provide up to US$5M in equity to Adventus, subject to a maximum ownership level below 10%.

FINANCING THE TRANSACTIONS
As at September 30, 2021, the Company had approximately $372 million of cash on hand, which when combined with the liquidity provided by the available credit under the $2 billion revolving term loan and ongoing operating cash flows, positions the Company well to fund all outstanding commitments and known contingencies and provides flexibility to acquire additional accretive mineral stream interests.

ABOUT ADVENTUS MINING AND THE CURIPAMBA PROJECT
Adventus is a unique public company focused on copper-gold exploration and development in Ecuador. Outside of Ecuador, Adventus also owns a portfolio of exploration projects in Ireland that are funded by commercial partners and equity investments.

Curipamba comprises seven mineral concessions representing approximately 21,500 hectares and includes the advanced high-grade copper-gold El Domo deposit. Curipamba is located in central Ecuador approximately 150 km northeast of the major port city of Guayaquil. El Domo is a flat-lying tabular shaped VMS deposit, with mineralization beginning at 30 metres from surface and dimensions of approximately 800 x 400 metres. Three well-maintained gravel roads provide direct access to El Domo and most of the Curipamba project area. Over 75,000 metres of diamond drilling has been completed on El Domo to date. In 2021, Adventus completed a feasibility study NI 43-101 Technical Report as well as completed and submitted a detailed environmental and social impact assessment (ESIA) report to the Government of Ecuador.

Attributable Gold Mineral Reserves and Mineral Resources - CURIPAMBA

Category	Tonnage Mt	Grade Au g/t	Contained Au Moz

Proven	1.6	2.83	0.14
Probable	1.7	2.23	0.12
P&P	3.2	2.52	0.26
Measured	0.0	0.00	0.00
Indicated	1.1	1.63	0.06
M&I	1.1	1.63	0.06
Inferred	0.4	1.62	0.02

Attributable Silver Mineral Reserves and Mineral Resources - CURIPAMBA

Category	Tonnage Mt	Grade Ag g/t	Contained Ag Moz

Proven	2.4	41.4	3.1
Probable	2.5	49.7	4.0
P&P	4.9	45.7	7.1
Measured	0.0	0.0	0.0
Indicated	1.8	38.4	2.2
M&I	1.8	38.4	2.2
Inferred	0.7	31.6	0.7

Notes on Mineral Reserves & Mineral Resources:

1.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101").
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. Adventus report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6.	Curipamba Project Mineral Reserves are reported as of October 22, 2021and Mineral Resources as of October 26, 2021.
7.	Curipamba Project Mineral Reserves are reported above an NSR cut-off of $32.99 assuming $1,630 per ounce gold, $21 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.
8.	Curipamba Project Mineral Resources are reported above an NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.
9.	The Curipamba PMPA provides that Adventus will deliver 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150 thousand ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a "qualified person" as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, payment by Wheaton International of $175.5 million to Adventus and the satisfaction of each party's obligations in accordance with the Curipamba PMPA, the receipt by Wheaton of silver and gold production in respect of Curipamba, the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations and the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the satisfaction of each party's obligations in accordance with the terms of the Curipamba PMPA, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), and other risks discussed in the section entitled "Description of the Business - Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 11, 2021 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the period ended December 31, 2020 available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of $175.5 million to Adventus and the satisfaction of each party's obligations in accordance with the terms of the Curipamba PMPA, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2020 and other continuous disclosure documents filed by Wheaton since January 1, 2021, available on SEDAR at www.sedar.com. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101.  As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

_________________________
1) Please see "Cautionary Note Regarding Forward Looking-Statements" at the end of this news release for material risks, assumptions, and important disclosure associated with this information. Based on report entitled "National Instrument (NI) 43-101 Technical Report: Feasibility Study for the Curipamba El Domo Project, Central Ecuador" with an effective date of October 26, 2021. Production forecasts contain forward looking information and readers are cautioned that actual outcomes may vary. S&P data set for 2025 projected global cost curves.
2) Please refer to the Attributable Mineral Reserves & Mineral Resources table in this news release for full disclosure of reserves and resources associated with Curipamba including accompanying footnotes.

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SOURCE Wheaton Precious Metals Corp.

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For further information: Patrick Drouin, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 19:26e 17-JAN-22